QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company (issuer))

Opto Circuits (India) Limited
and
Packer Acquisition Corporation
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.04 per share
(Title of Class of Securities)

226901106
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Limited
Plot No. 83
Electronics City, Hosur Road
Bagladore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Kerry Smith, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California
(650) 833-2189

Calculation of Filing Fee

Transaction valuation*	Amount of Filing fee**

$70,824,726	$2,783.41

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,877,223 shares of common stock, par value $0.04 per share, of Criticare Systems, Inc. outstanding on a fully diluted basis, consisting of: (a) 12,404,909 shares of common stock issued and outstanding, and (b) 472,314 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $5.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000393.

        ☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), to purchase all the issued and outstanding shares of common stock, par value $0.04 ("Shares") of Criticare Systems, Inc., a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO is being filed on behalf of Purchaser and Opto Circuits. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated February 24, 2008, by and among Purchaser, Opto Circuits and Criticare, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by references with respect to Items 4 through 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company is Criticare Systems, Inc., a Delaware corporation. Criticare's principal executive office is located at 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186 and its telephone number at such principal executive office is (262) 798-8282.

        (b)   This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all issued and outstanding Shares. According to Criticare, as of March 3, 2008 there were 12,404,909 Shares issued and outstanding and there were outstanding stock options to purchase an aggregate of 472,314 Shares.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The information set forth in Section 9—"Certain Information Concerning Purchaser and Opto Circuits" and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Criticare," "Certain Information Concerning Purchaser and Opto Circuits," "Background of the Offer; Contacts with Criticare" and "Purpose of the Offer and Plans for Criticare; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration and Margin Regulations," "Background of the Offer; Contacts with Criticare," "Purpose of the Offer and Plans for Criticare; Merger Agreement" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Criticare," "Certain Information Concerning Purchaser and Opto Circuits," "Background of the Offer; Contacts with Criticare" and "Purpose of the Offer and Plans for Criticare; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Sections 10, 11 and 16—"Background of the Offer; Contacts with Criticare," "Purpose of the Offer and Plans for Criticare; Merger Agreement" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in Sections 9, 10, 11 and 13—"Certain Information Concerning Purchaser and Opto Circuits," "Background of the Offer; Contacts with Criticare," "Purpose of the Offer and Plans for Criticare; Merger Agreement" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(2),(3)  The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Criticare; Merger Agreement," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in Section 7—"Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration and Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated March 7, 2008
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)
Text of press release issued by Opto Circuits and Criticare dated February 25, 2008 (incorporated by reference to the Schedule TO-C filed by Opto Circuits and Purchaser with the Securities and Exchange Commission on February 25, 2008)
(a)(1)(H)	Text of press release issued by Opto Circuits and Criticare dated March 7, 2008
(a)(1)(I)	Form of summary advertisement published March 7, 2008
(d)(1)	Agreement and Plan of Merger, dated February 24, 2008, by and among Purchaser, Opto Circuits and Criticare
(d)(2)	Form of Stockholder Tender Agreement
(d)(3)	Mutual Nondisclosure Agreement, dated December 13, 2007, by and between Opto Circuits and Criticare

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opto Circuits (India) Limited
By:	/s/ VINOD RAMNANI Name: Vinod Ramnani Title: Chairman and Managing Director
Packer Acquisition Corporation
By:	/s/ MAHESH PATEL Name: Mahesh Patel Title: Chief Executive Officer

Dated: March 7, 2008

Exhibit Index

(a)(1)(A)	Offer to Purchase dated March 7, 2008
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)
Text of press release issued by Opto Circuits and Criticare dated February 25, 2008 (incorporated by reference to the Schedule TO-C filed by Opto Circuits and Purchaser with the Securities and Exchange Commission on February 25, 2008)
(a)(1)(H)	Text of press release issued by Opto Circuits and Criticare dated March 7, 2008
(a)(1)(I)	Form of summary advertisement published March 7, 2008
(d)(1)	Agreement and Plan of Merger, dated February 24, 2008, by and among Purchaser, Opto Circuits and Criticare
(d)(2)	Form of Stockholder Tender Agreement
(d)(3)	Mutual Nondisclosure Agreement, dated December 13, 2007, by and between Opto Circuits and Criticare

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index